Exhibit 10.1

Summary Compensation Information
for Janet Hawkins

In connection with the appointment of Janet Hawkins to President, Franchise Division of RemedyTemp, Inc. (the “Company”), the Leadership Development and Compensation Committee of the Company’s Board of Directors approved an increase in Ms. Hawkins’ compensation, effective as of December 2, 2004. Ms. Hawkins’ annual base salary was increased to $260,000 and she will be eligible for a potential bonus up to 50% of her base salary. Ms. Hawkins’ bonus will be determined based on corporate and Franchise Division objectives. Ms. Hawkins will also be reimbursed for certain social club dues. In addition, on April 25, 2005, Ms. Hawkins was granted 6,000 options to acquire shares of the Company’s Class A Common Stock at a per share exercise price equal to the fair market value on such date, pursuant to the Company’s 1996 Stock Incentive Plan. These options vest in equal annual installments of 20% on each anniversary of the grant date.